Canadian Oil Sands

Trudy M. Curran
Telephone No. (403) 218-6240
Fax No. (403) 218-6201
_Email: trudy_currran@cos-trust.com_

03 JUL 22 7:

July 21, 2003

VIA COURIER

U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washingon, DC 20549
USA


03024761

SUPPL

Dear Sirs:

Re: ***Canadian Oil Sands Trust – File No. 82-5189***

Pursuant to the exemption granted under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, enclosed are the following documents of Canadian Oil Sands Trust, all of which have been filed with the regulatory authorities in Canada:

1. Material Change Report dated July 9, 2003 regarding the completion of the issuance of 6,500,000 trust units;
2. July 10, 2003 Press Release regarding the completion of the acquisition of 3.75% Syncrude interest; and
3. Material Change Report dated July 18, 2003 regarding the completion of the purchase of the remaining 3.75% interst in the Syncrude Joint Venture from EnCana.

If you have any questions or concerns, please contact me directly at (403) 218-6240.

Sincerely,

CANADIAN OIL SANDS LIMITED

PROCESSED
JUL 30 2003
THOMSON FINANCIAL

Trudy M. Curran
General Counsel & Corporate Secretary

dlw 7/22

TMC/cej
Encls.

FORM 27

CANADIAN OIL SANDS TRUST

MATERIAL CHANGE REPORT

Section 85(1) of the *Securities Act* (British Columbia)
Section 146(1) of the *Securities Act* (Alberta)
Section 84(1) of *The Securities Act* 1988 (Saskatchewan)
Section 75(2) of the *Securities Act* (Ontario)
Section 73 of the *Securities Act* (Québec)
Section 81(2) of the *Securities Act* (Nova Scotia)
Section 76(2) of *The Securities Act* (Newfoundland and Labrador)
And similar provisions of other provincial and territorial securities legislation

Item 1 Reporting Issuer:

Canadian Oil Sands Trust (the "Trust" or "Canadian Oil Sands")
2500 First Canadian Centre
350-7th Avenue S.W.
Calgary, Alberta
T2P 3N9

Item 2 Date of Material Change:

July 3, 2003

Item 3 Press Release:

The Trust issued a press release on July 3, 2003 (through Canada NewsWire) at Calgary, Alberta, which release disclosed the nature and substance of the material change. A copy of such press release is attached hereto as Schedule "A".

Item 4 Summary of Material Change:

On July 3, 2003, Canadian Oil Sands Limited ("COSL"), as the manager of the Trust, completed the issuance of 6,500,000 trust units.

Item 5 Full Description of Material Change:

On July 3, 2003, the Trust announced that it had completed the previously announced equity issuance of an additional 6,500,000 units for gross proceeds of approximately $228,475,000.

On June 11, 2003, the Trust announced it had entered into an agreement to sell, to a syndicate of underwriters, 4,300,000 Trust Units at $35.15 each to raise gross proceeds of $151,145,000 on a bought deal basis. The Trust had also granted the underwriters an option to purchase up to an additional 1,200,000 Trust Units on the same offering terms, which was exercised in whole. The underwriting

syndicate was co-led by CIBC World Markets Inc. and Merrill Lynch Canada Inc. and included RBC Dominion Securities Inc., BMO Nesbitt Burns Inc., Scotia Capital Inc., HSBC Securities (Canada) Inc., National Bank Financial Inc., TD Securities Inc., Canacccord Capital Corp., FirstEnergy Capital Corp., Peters & Co. Limited and Raymond James Ltd.

Another 1,000,000 Trust Units were sold on a private placement basis at the same issue price to raise gross proceeds of $35,150,000.

The Trust intends to use the proceeds from these equity offerings to finance a portion of its purchase of an additional 3.75 per cent interest in Syncrude from EnCana Corporation ("EnCana"). The closing of this acquisition is expected to occur on or about July 10, 2003.

Item 6 Reliance on Provisions Permitting the Filing of the Material Change Report on a Confidential Basis:

Not applicable.

Item 7 Omitted Information:

Not applicable.

Item 8 Senior Officer:

Trudy M. Curran, General Counsel and Corporate Secretary of Canadian Oil Sands Limited, the manager of the Trust, is a senior officer knowledgeable about the material change and may be reached at (403) 218-6240.

Item 9 Statement of Senior Officer:

The foregoing accurately discloses the material changes referred to herein.

DATED at Calgary, Alberta, this 9th day of July, 2003.

CANADIAN OIL SANDS TRUST,
by its manager,
CANADIAN OIL SANDS LIMITED

Per: *(signed) "Trudy M. Curran"*
Trudy M. Curran
General Counsel and Corporate Secretary

IT IS AN OFFENSE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE SECURITIES ACT OR THE SECURITIES REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

Schedule "A"


Canadian Oil Sands

NEWS RELEASE
For immediate release

NOT FOR DISTRIBUTION TO THE U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

Canadian Oil Sands completes equity financing

Calgary, July 3, 2003 (TSX -- COS.UN) — Canadian Oil Sands Trust (the "Trust" or "Canadian Oil Sands") today announced it has successfully completed its previously announced equity financing, raising gross proceeds of Cdn $228,475,000.

On June 11, 2003, the Trust announced it had entered into an agreement to sell, to a syndicate of underwriters, 4,300,000 Trust Units at $35.15 each to raise gross proceeds of $151,145,000 on a bought deal basis. The Trust had also granted the underwriters an option to purchase up to an additional 1,200,000 Trust Units on the same offering terms, which was exercised in whole. The underwriting syndicate was co-led by CIBC World Markets Inc. and Merrill Lynch Canada Inc. and included RBC Dominion Securities Inc., BMO Nesbitt Burns Inc., Scotia Capital Inc., HSBC Securities (Canada) Inc., National Bank Financial Inc., TD Securities Inc., Canacccord Capital Corp., FirstEnergy Capital Corp., Peters & Co. Limited and Raymond James Ltd.

Another 1,000,000 Trust Units were sold on a private placement basis at the same issue price to raise gross proceeds of $35,150,000.

The Trust intends to use the proceeds from these equity offerings to finance a portion of its purchase of an additional 3.75 per cent interest in Syncrude from EnCana Corporation ("EnCana"). The closing of this acquisition is expected to occur on or about July 10, 2003.

"The successful equity financing of our acquisition of the additional Syncrude interest from EnCana has enabled us to maintain our strong financial position," said Marcel Coutu, Canadian Oil Sands' President and Chief Executive Officer. "We are now focused on prudently managing our balance sheet to guide us through the capital intensive period of the next two years, and into the next phase of broader operations following the Stage 3 expansion when we expect a 50 per cent increase in production."

Canadian Oil Sands Trust is an open-ended investment trust that generates income from its current 31.74 per cent indirect working interest in the Syncrude Joint Venture. The Trust's approximately 86.3 million units outstanding trade on the Toronto Stock Exchange under the symbol COS.UN. The Trust is managed by Canadian Oil Sands Limited.

- more -

This news release shall not constitute an offer to sell, or the solicitation of an offer to buy, Trust Units in the United States, or any province or territory of Canada, nor shall there be any sale of the Trust Units in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The Trust Units offered will not be, and have not been, registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or applicable exemption from the registration requirement.

\- 30 -

Advisory: in the interest of providing Canadian Oil Sands or the Trust's unitholders and potential investors with information regarding the Trust, including management's assessment of the Trust's future plans and operations, certain statements throughout this release contain "forward-looking statements". Forward-looking statements in this release include, but are not limited to, statements with respect to the anticipated closing date for the acquisition of the 3.75 per cent interest in Syncrude and the expected increase in production following the completion of the Stage 3 expansion. You are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Readers should read the forward-looking advisory in the Trust's annual information form and annual report for more details. The forward-looking statements contained in this release are expressly qualified by this cautionary statement.

Canadian Oil Sands Limited
Marcel Coutu
President & Chief Executive Officer

Units Listed – Symbol: COS.UN
Toronto Stock Exchange

For further information:

Siren Fisekci
Manager, Investor Relations:
(403) 218-6228
investor_relations@cos-trust.com

Web site: www.cos-trust.com


Canadian Oil Sands

NEWS RELEASE
For immediate release

Canadian Oil Sands completes acquisition of 3.75 per cent Syncrude interest

Calgary, July 10, 2003 (TSX -- COS.UN) — Canadian Oil Sands Trust ("Canadian Oil Sands" or the "Trust") is pleased to announce that Canadian Oil Sands Limited, a wholly-owned subsidiary of the Trust, has completed its purchase of EnCana Corporation's ("EnCana's") remaining 3.75 per cent interest in the Syncrude Joint Venture and a 6 per cent gross overriding royalty on certain leases relating to a 1.25 per cent indirect Syncrude interest held by a third party independent oil and gas company for total consideration of approximately Cdn $417 million cash, which is subject to adjustments. The effective date for the purchase of this interest is February 1, 2003. With the completion of this transaction, Canadian Oil Sands now holds a 35.49 per cent working interest in the Syncrude Joint Venture.

"The purchase of this remaining 3.75 per cent interest completes our successful and accretive acquisitions of EnCana's interests in the Syncrude Joint Venture, positioning us as the largest owner of Syncrude and the largest income trust in Canada by a wide margin," said Marcel Coutu, President and Chief Executive Officer of Canadian Oil Sands. "We will now continue to manage our prudent financing plan to fund our share of Syncrude's $5.7 billion Stage 3 expansion, and with our partners, help steward this project to ever greater success."

On July 3, 2003, Canadian Oil Sands announced the closing of the equity financings to fund a portion of this transaction. Total gross proceeds of the public equity offering and the concurrent private placement were Cdn $228,475,000. The balance of the purchase price was financed through the Trust's existing bridge facilities, maintaining a prudent capital structure of approximately 38 per cent debt to total capitalization.

Canadian Oil Sands Trust is an open-ended investment trust that generates income from its 35.49 per cent working interest in the Syncrude Joint Venture. The Trust's approximately 86.3 million units outstanding trade on the Toronto Stock Exchange under the symbol COS.UN. The Trust is managed by Canadian Oil Sands Limited.

"At a Glance" key facts on the Syncrude project and an image library are available on the Trust's Web site at www.cos-trust.com under "the Syncrude Asset".

Advisory: in the interest of providing Canadian Oil Sands or the Trust's unitholders and potential investors with information regarding the Trust, including management's assessment of the Trust's future plans and operations, certain statements throughout this release contain "forward-looking statements". Forward-looking statements in this release include, but are not limited to, statements with respect to the anticipated debt to equity levels. You are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. The forward-looking statements contained in this release are made as of the date of this release, and the Trust does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this release are expressly qualified by this cautionary statement.

Canadian Oil Sands Limited
Marcel Coutu
President & Chief Executive Officer

Units Listed – Symbol: COS.UN
Toronto Stock Exchange

For further information:

Siren Fisekci
Manager, Investor Relations:
(403) 218-6228
investor_relations@cos-trust.com

Web site: www.cos-trust.com

FORM 27

CANADIAN OIL SANDS TRUST

MATERIAL CHANGE REPORT

Section 85(1) of the *Securities Act* (British Columbia)
Section 146(1) of the *Securities Act* (Alberta)
Section 84(1) of *The Securities Act* 1988 (Saskatchewan)
Section 75(2) of the *Securities Act* (Ontario)
Section 73 of the *Securities Act* (Québec)
Section 81(2) of the *Securities Act* (Nova Scotia)
Section 76(2) of *The Securities Act* (Newfoundland and Labrador)
And similar provisions of other provincial and territorial securities legislation

Item 1 Reporting Issuer:

Canadian Oil Sands Trust (the "Trust" or "Canadian Oil Sands")
2500 First Canadian Centre
350-7th Avenue S.W.
Calgary, Alberta
T2P 3N9

Item 2 Date of Material Change:

July 10, 2003

Item 3 Press Release:

The Trust issued a press release on July 10, 2003 (through Canada NewsWire) at Calgary, Alberta, which release disclosed the nature and substance of the material change. A copy of such press release is attached hereto as Schedule "A".

Item 4 Summary of Material Change:

Canadian Oil Sands announced on July 10, 2003 that its wholly owned subsidiary, Canadian Oil Sands Limited ("COSL"), completed its purchase from EnCana Corporation ("EnCana"), of EnCana's remaining 3.75% interest in the Syncrude Joint Venture and a 6% gross overriding royalty on certain leases relating to a 1.25% indirect Syncrude interest held by a third party independent oil and gas company for total consideration of approximately Cdn $417 million cash plus certain working capital adjustments.

Item 5 Full Description of Material Change:

On July 10, 2003, COSL, as manager of the Trust, announced that it had competed its previously announced option to purchase an additional interest in the Syncrude Joint Venture from EnCana for approximately C$417 million plus certain working capital adjustments.

When the Trust completed its earlier acquisition of a 10% interest from EnCana on February 28, 2003, the Trust obtained an option to purchase prior to December 31, 2003, under similar terms and conditions, EnCana's remaining 3.75% interest in the Syncrude Joint Venture. Concurrent with the exercise of such option, the Trust would purchase from EnCana a 6% gross overriding royalty on this 3.75% working interest as well as a 6% gross overriding royalty on another 1.25% working interest in respect of certain leases in the Syncrude Joint Venture that are held by a third party independent oil and gas company (collectively, the "Remaining Interest").

With the completion of this transaction, Canadian Oil Sands holds an indirect 35.49% working interest in the Syncrude Joint Venture. The terms of the option purchase were substantially the same as Canadian Oil Sands' earlier acquisition of EnCana's 10% interest in Syncrude completed in February 2003, including an effective date for the purchase of the Remaining Interest of February 1, 2003.

Item 6 Reliance on Provisions Permitting the Filing of the Material Change Report on a Confidential Basis:

Not applicable.

Item 7 Omitted Information:

Not applicable.

Item 8 Senior Officer:

Trudy M. Curran, General Counsel and Corporate Secretary of Canadian Oil Sands Limited, the manager of the Trust, is a senior officer knowledgeable about the material change and may be reached at (403) 218-6240.

Item 9 Statement of Senior Officer:

The foregoing accurately discloses the material changes referred to herein.

DATED at Calgary, Alberta, this 18th day of July, 2003.

CANADIAN OIL SANDS TRUST,
by its manager,
CANADIAN OIL SANDS LIMITED

Per: (signed) Trudy M. Curran
General Counsel and Corporate Secretary

IT IS AN OFFENSE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE SECURITIES ACT OR THE SECURITIES REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

Schedule "A"


Canadian Oil Sands

NEWS RELEASE
For immediate release

Canadian Oil Sands completes acquisition of 3.75 per cent Syncrude interest

Calgary, July 10, 2003 (TSX -- COS.UN) — Canadian Oil Sands Trust ("Canadian Oil Sands" or the "Trust") is pleased to announce that Canadian Oil Sands Limited, a wholly-owned subsidiary of the Trust, has completed its purchase of EnCana Corporation's ("EnCana's") remaining 3.75 per cent interest in the Syncrude Joint Venture and a 6 per cent gross overriding royalty on certain leases relating to a 1.25 per cent indirect Syncrude interest held by a third party independent oil and gas company for total consideration of approximately Cdn $417 million cash, which is subject to adjustments. The effective date for the purchase of this interest is February 1, 2003. With the completion of this transaction, Canadian Oil Sands now holds a 35.49 per cent working interest in the Syncrude Joint Venture.

"The purchase of this remaining 3.75 per cent interest completes our successful and accretive acquisitions of EnCana's interests in the Syncrude Joint Venture, positioning us as the largest owner of Syncrude and the largest income trust in Canada by a wide margin," said Marcel Coutu, President and Chief Executive Officer of Canadian Oil Sands. "We will now continue to manage our prudent financing plan to fund our share of Syncrude's $5.7 billion Stage 3 expansion, and with our partners, help steward this project to ever greater success."

On July 3, 2003, Canadian Oil Sands announced the closing of the equity financings to fund a portion of this transaction. Total gross proceeds of the public equity offering and the concurrent private placement were Cdn $228,475,000. The balance of the purchase price was financed through the Trust's existing bridge facilities, maintaining a prudent capital structure of approximately 38 per cent debt to total capitalization.

Canadian Oil Sands Trust is an open-ended investment trust that generates income from its 35.49 per cent working interest in the Syncrude Joint Venture. The Trust's approximately 86.3 million units outstanding trade on the Toronto Stock Exchange under the symbol COS.UN. The Trust is managed by Canadian Oil Sands Limited.

"At a Glance" key facts on the Syncrude project and an image library are available on the Trust's Web site at www.cos-trust.com under "the Syncrude Asset".

Advisory: in the interest of providing Canadian Oil Sands or the Trust's unitholders and potential investors with information regarding the Trust, including management's assessment of the Trust's future plans and operations, certain statements throughout this release contain "forward-looking statements". Forward-looking statements in this release include, but are not limited to, statements with respect to the anticipated debt to equity levels. You are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. The forward-looking statements contained in this release are made as of the date of this release, and the Trust does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this release are expressly qualified by this cautionary statement.

Canadian Oil Sands Limited
Marcel Coutu
President & Chief Executive Officer

Units Listed – Symbol: COS.UN
Toronto Stock Exchange

For further information:

Siren Fisekci
Manager, Investor Relations:
(403) 218-6228
investor_relations@cos-trust.com

Web site: www.cos-trust.com